

Audrey Wu · 2nd

Co-Founder + COO Ruth Health (YC S21 + UnitedHealthcare Techstars '21) | Co-Founder + CEO Convrg (acq'd)

Los Angeles, California, United States · **Contact info**

500+ connections

 **2 mutual connections:** Ben Maitland-Lewis and Dave Whelan

Ruth Health (YC S21)

University of California, Los Angeles

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About

Audrey's journey into womxn's health began in Investment Banking and then moved on to innovation in AI—both fields in which she was a rare female leader. She co-invented a more comfortable speculum device with Dioptra. Dioptra was awarded two grants from the FDA and is patent-pending. She is also currently COO and co-founder of Ruth Health.

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Featured

Post



Today is another milestone day for **Ruth Health (YC S21)**!! We're thrilled to announce the...

Ask a Doula - Ruth Health
ruthhealth.com · 1 min read

24

Activity

2,051 followers

Audrey Wu posted this · 4h

 **Renee**, a personal health assistant that makes healthcare easier, just added 500Rx, a free add-on service that gives you access to over 500 of the most popular generic drugs.

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23

Audrey Wu commented on a post · 1w

Leah Sullivan

8   4 comments

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Experience

 **Co-Founder/COO**
Ruth Health (YC S21)
Oct 2020 - Present · 2 yrs 1 mo
Los Angeles, California, United States

Ruth Health is a YCombinator S21, UnitedHealthcare powered by Techstars and Grid110 company.

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 **Co-Founder**
Dioptra Co · Part-time
Aug 2019 - Present · 3 yrs 3 mos
Los Angeles, California, United States

Dioptra is a Westcoast CTIP Medtech Accelerator company.

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 **VP Strategic Partnerships, Americas**
Haptik
Jul 2019 - Feb 2021 · 1 yr 8 mos
Greater Los Angeles Area

Reliance Jio Haptik is one of the world's largest Conversational AI companies backed by Facebook, Google, Intel, KKR and Silver Lake Partners. Convrg exited to Reliance Jio Haptik June 2019.   ...see more

  

 **Contributor and Executive Mentor**
Adweek
Jul 2018 - Feb 2021 · 2 yrs 8 mos

   

 **Entrepreneur Alum, EIR and Mentor**
Grid110
Nov 2015 - Nov 2019 · 4 yrs 1 mo
Greater Los Angeles Area

Grid110's focus is to to help define clearer pathways for successful entrepreneurship and activate the community in Downtown LA.   ...see more

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Education

 **University of California, Los Angeles**
BA, Art History, Minor in Business Administration

 **Y Combinator**
S21 Batch
2021 - 2021

 **Stanford University**
Certificate, International Women's Health and Human Rights
2020 - 2020

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Licenses & certifications

 **Improv 101**
The Upright Citizens Brigade Theatre
Issued Mar 2020 · No Expiration Date

 **Google Analytics Fundamentals**
Google

 **Series 63**
U.S. Securities and Exchange Commission

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Volunteering

 **Mentor**
Techstars
Feb 2020 - Jan 2021 · 1 yr

Science and Technology

 **Advisory Board**
SXSW
Aug 2019 - Present · 3 yrs 4 mos
Arts and Culture

 **Mentor**
Network for Teaching Entrepreneurship (NFTE)
Apr 2020 - Dec 2020 · 9 mos
Education

NFTE offers schools and partners a unique combination of high-impact student programs with exceptional teacher training and support. The result? Entrepreneurship changes the lives of y ...see more

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Skills

Marketing Strategy

 Endorsed by Michael Ball and 2 others who are highly skilled at this

 Endorsed by 3 colleagues at icon group

 21 endorsements

Digital Strategy

 Endorsed by Ian Nadeau who is highly skilled at this

 Endorsed by 2 colleagues at TMP Worldwide

 19 endorsements

Advertising

 Endorsed by Chris Grasso who is highly skilled at this

 18 endorsements

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Recommendations

Received   Given

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Publications

ChatbotConf Top 25 Influencers 2016
Jan 7, 2017

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I was named one of the top 25 Chatbot influencers of 2016 by ChatbotConf.

3 KEYS TO THE FUTURE OF MARKETING TO MILLENNIALS
Jul 1, 2016

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I spoke on an American Marketing Association Panel and was quoted in this article.

Fitness Meets Fashion
Agenda Magazine · Jul 1, 2013

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I was quoted in the Agenda Magazine's article, "Fitness Meets Fashion" as Online Marketing Manager at Sport Chalet.

Courses

Machine Learning
Coursera/Stanford

 Associated with imperson

Honors & awards

HITLAB Challenge
Issued by Women's Health Tech Initiative · May 2020

 Associated with Ruth Health (YC S21)

Received 4th Place—Up to 25 Hours of in-kind services from HITLAB to evaluate the team's submission for a research study in the HITLAB Breakthrough Alliance.

WFN Fast Pitch 2017 Top 10 Finalist
Issued by Women Founders Network · Jul 2017

 Associated with CONVRG

Top 10 finalist for a $35K prize.

Test scores

Google Analytics Fundamentals
Score: Certified · Oct 2013

Languages

Chinese
Limited working proficiency

Spanish
Professional working proficiency

Interests

Influencers   Companies   Groups   Schools



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